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                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13G

                   Under the Securities Exchange Act of 1934
                           (Amendment No. ________)*


                             WCI Communities, Inc.
------------------------------------------------------------------------------
                               (Name of Issuer)


                                 Common Stock
------------------------------------------------------------------------------
                        (Title of Class of Securities)


                                    92923C
          ----------------------------------------------------------------
                                (CUSIP Number)


                                 June 23, 2003
          ----------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

/ /  Rule 13d-1(b)
/x/  Rule 13d-1(c)
/ /  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

-------------------------------- ----------- ---------------------------------
CUSIP No. 92923C                    13G                     Page 2 of 6 Pages
-------------------------------- ----------- ---------------------------------

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1.    Name of Reporting Persons: Mary-Ann Wilson, as Trustee of the Alfred
      Hoffman Jr. 2003 Long Term Trust
      I.R.S. Identification Nos. of above persons (entities only):
------------------------------------------------------------------------------
2.    Check the Appropriate Box if a Member of a Group                 (a) / /
                                                                       (b) / /
------------------------------------------------------------------------------
3.    SEC Use Only

------------------------------------------------------------------------------
4.        Citizenship or Place of Organization:  United States

------------------------------------------------------------------------------
     NUMBER OF SHARES       5.     Sole Voting Power:  5,238,096
         SHARES             --------------------------------------------------
      BENEFICIALLY
        OWNED BY            6.     Shared Voting Power: 0
         EACH               --------------------------------------------------
       REPORTING
      PERSON WITH           7.     Sole Dispositive Power: 5,238,096
                            --------------------------------------------------

                            8.     Shared Dispositive Power: 0
------------------------------------------------------------------------------

 9. Aggregate Amount Beneficially Owned by Each Reporting Person: 5,238,096

------------------------------------------------------------------------------
10. Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

------------------------------------------------------------------------------
11. Percent of Class Represented by Amount in Row (9): 11.82%

------------------------------------------------------------------------------
12. Type of Reporting Person (See Instructions):  IN

------------------------------------------------------------------------------

Item 1(a).  Name of Issuer:

            WCI Communities, Inc.

Item 1(b).  Address of Issuer's Principal Executive Offices:

            24301 Walden Center Drive, Suite 300, Bonita Springs, FL  34134

Item 2(a).  Name of Person Filing:

            Mary-Ann Wilson, as Trustee of the Alfred Hoffman Jr. 2003 Long Term Trust

Item 2(b).  Address of Principal Business Office or, if none, Residence:

            401 North Michigan Avenue, Suite 1900, Chicago, Illinois 60611

Item 2(c).  Citizenship:

            United States

Item 2(d).  Title of Class of Securities:

            Common Stock

Item 2(e).  CUSIP Number:

            92923C

Item 3. If this Statement is Filed Pursuant to ss.240.13d-1(b) or ss.240.13d-2(b) or (c), check whether the person filing is a:

     (a)    [ ]   Broker or dealer registered under Section 15 of the Act
                  (15 U.S.C. 78o).

     (b)    [ ]   Bank as defined in section 3(a)(6) of the Exchange Act (15
                  U.S.C. 78c).

     (c)    [ ]   Insurance company as defined in Section 3(a)(19) of the Act
                  (15 U.S.C. 78c).

     (d)    [ ]   Investment company registered under Section 8 of the
                  Investment Company Act of 1940 (15 U.S.C. 80a-8).

     (e)    [ ]   An investment adviser in accordance with
                  Section 240.13d-1(b)(1)(ii)(E);

     (f)    [ ]   An employee benefit plan or endowment fund in accordance with
                  ss.240.13d-1(b)(1)(ii)(F);

     (g)    [ ]   A parent holding company or control person in accordance with
                  ss.240.13d-1(b)(1)(ii)(G);

     (h)    [ ]   A savings association as defined in Section 3(b) of the
                  Federal Deposit Insurance Act (12 U.S.C. 1813);

     (i)    [ ]   A church plan that is excluded from the definition of an
                  investment company under Section 3(c)(14) of the Investment
                  Company Act of 1940 (15 U.S.C. 80-a3);

     (j)    [ ]   Group, in accordance with ss.240.13d-1(b)(1)(ii)(J).


Item 4.      Ownership.

     (a)     Amount beneficially owned:

             5,238,096

     (b)     Percent of class:

     See Item 11 of cover page.

     (c)     Number of shares as to which the person has:

            (i)    Sole power to vote or to direct the vote:

                   5,238,096

           (ii)    Shared power to vote or to direct the vote:

                   0

          (iii)    Sole power to dispose or to direct the disposition of:

                   5,238,096

           (iv)    Shared power to dispose or to direct the disposition of:

                   0

Item 5.      Ownership of Five Percent or Less of a Class

             Not applicable.

Item 6.      Ownership of More than Five Percent on Behalf of Another Person.

             The Alfred Hoffman Jr. 2003 Long Term Trust (the "Trust") has the right to receive 100% of the dividends of the common stock, if
             any, identified in Item 9 of the cover page.   The reporting
             person is the trustee of the Trust.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

             Not applicable.

Item 8.      Identification and Classification of Members of the Group

             Not applicable.

Item 9.      Notice of Dissolution of Group

             Not applicable.

Item 10.     Certification

             By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                   SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                          December 12, 2003
                                          _____________________
                                                 Date

                                         /s/  Mary-Ann Wilson, as Trustee
                                         __________________________________
                                                    Signature

                                         Mary-Ann Wilson, as Trustee of the
                                         Alfred Hoffman Jr. 2003 Long Term Trust
                                         --------------------------------------
                                                     Name/Title